FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/MF) No. 47.508.411/0001-56

Trade Registry No. (NIRE) 35.300.089.901

MINUTE OF THE ANNUAL SHAREHOLDER’S MEETING

HELD ON OCTOBER 9TH, 2015

1.              DATE, TIME AND LOCATION: on the ninth day of October, 2015, at 10 a.m., at the Companhia Brasileira de Distribuição (“Company”) headquarters, at Avenida Brigadeiro Luís Antônio, 3.142, in the Capital of the State of São Paulo.

2.              CALL: Call Notice duly published in the Official Gazette of the State of São Paulo, in issues dated of September 9th, 10th and 11th, on pages 10, 25 and 8, respectively, and in “O Estado de S. Paulo” newspaper, in issues dated of September 9th, 10th and 11th, on pages B5, B15 and B9, respectively.

3.              QUORUM: shareholders representing over two thirds (2/3) of the voting capital of the Company, pursuant to the signatures in the respective Shareholders Attendance Book, thus demonstrating compliance with the legal quorum for the Meeting to be held.

4.              MEETING BOARD: Mr. Líbano Miranda Barroso, the Company’s Vice President of Operations, has taken presidency of the Meeting, pursuant to Article 9 of the By-Laws, who invited me, Marcelo Acerbi de Almeida, to act in the capacity of his Secretary.

5.              ORDER OF BUSINESS: Election of members to the Board of Directors for a term of office that ends in the Annual Shareholder’s Meeting to be held on 2016.

6.              SUMMARY OF RESOLUTIONS: The Shareholder’s Meeting, abstaining those legally disqualified:

6.1.         Approved the election, by unanimity of the attending shareholders with voting rights, to the position of members of the Company’s Board of Directors Messrs. Carlos Mario Giraldo Moreno, Colombian, married, attorney at law, bearer of passport No. PE085281, resident at Carrera 48 nº 32 B Sur 139 Envigado, Colombia; Filipe da Silva Nogueira, French, married, administrator, bearer of passport

No. 14FV03499, resident at Carrera 48 nº 32 B Sur 139 Envigado, Colombia, and Jose Gabriel Loaiza Herrera, Colombian, married, administrator, bearer of passport No. PE079042, resident at Carrera 48 nº 32 B Sur 139 Envigado, Colombia, the latter to replace Mr. Antoine Marie Rémi Lazare Giscard D’Estaing.

6.2.         The elected Board of Directors members declare, under the penalties of law, not to have committed any of the crimes stated in the Brazilian Laws that would prevent them from exercising business activities, and are aware of the contents of Section 147 of Brazilian Law No. 6.404/1976. The elected members of the Board of Directors will take office upon execution of the corresponding Instruments of Title drafted in the relevant Book. Lastly, the attending shareholders thank Mr. Antoine Marie Rémi Lazare Giscard D’Estaing for the services rendered to the Company.

6.3.         In view of the resolution above, the shareholders consolidated and ratified the formation of the Board of Directors, for the term of office that ends in the Annual Shareholder’s Meeting to be held on 2016, as follows: (i) Chairman: Jean-Charles Henri Naouri, (ii) Vice Chairman: Arnaud Daniel Charles Walter Joachim Strasser, (iii) Yves Desjacques, (iv) Carlos Mario Giraldo Moreno, (v) Filipe da Silva Nogueira, (vi) Jose Gabriel Loaiza Herrera, (vii) Roberto Oliveira de Lima, (viii) Luiz Augusto de Castro Neves, (ix) Eleazar de Carvalho Filho, (x) Luiz Aranha Corrêa do Lago, e (xi) Maria Helena dos Santos Fernandes Santana.

7.              FILED DOCUMENTS: (a) Call Notice and (b) Management Proposal.

ADJOURNMENT: With nothing further to come before the meeting board, the works were adjourned for this minute to be drafted, as a summary, and which, upon being read and approved, was signed by the attending shareholders. October 9th, 2015. Signatures – Meeting Board: Líbano Miranda Barroso, President, and Marcelo Acerbi de Almeida, Secretary. Attending Shareholders: Wilkes Participações S.A. represented by Pedro Testa; AQR UCITS Funds, British Coal Staff Superannuation Scheme, Bureau of Labor Insurance, Fidelity Institutional Funds ICVC – Select Emerging Markets Equities Fund, Fidelity Investment Funds – Fidelity Index Emerging Markets Fund, Fidelity Investments Money Management Inc., JNL/Blackrock Global Allocation Fund, JNL/Mellon Capital Emerging Markets Index Fund, Mineworkers`Pension Scheme, Missouri Education Pension Trust, State Of New Mexico State Investment Council, State Super Financial Services International Equities Sector Trust, The Master Trust Bank Of Japan, Ltd. as trustee for MTBJ400045828, The Master Trust Bank Of Japan, Ltd. as trustee for MTBJ400045829, The Master Trust Bank Of Japan, Ltd. as trustee for MTBJ400045833, The Master Trust Bank Of Japan, Ltd. as trustee for MTBJ400045835, The Master Trust Bank Of Japan, Ltd. as trustee for MUTB400045792, The Master Trust Bank Of Japan, Ltd. as trustee for MUTB400045795,

The Master Trust Bank Of Japan, Ltd. as trustee for MUTB400045796, Vanguard Investment Series, PLC, Vanguard Total International Stock Index Fund, A Series Of Vanguard Star Funds, represented by J.P.Morgan S.A.; Blackwell Partners, LLC, Fidelity Funds - Latin America Fund, Oppenheimer Developing Markets Equity Fund (represented by Heptagon Fund PLC), Oppenheimer Developing Markets Equity Sri Fund (represented by Heptageon Fund PLC), Public Employees Retirement Association Of New Mexico, todos represented by Itaú Unibanco S.A.; Best Investment Corporation, Comgest Growth PLC, RBC Dexia Investor Services Trust as trustee for The Canada Post Corporation Pension Plan, Select International Equity Managed Corporate Class, Select International Equity Managed Fund, todos represented by HSBC CTVM S.A.; Acadian Emerging Markets Equity Fund, Acadian Emerging Markets Equity Ii Fund, LLC, Acadian Emerging Markets Managed Volatility Equity Fund, LLC, Advanced Series Trust - AST FI Pyramis Quantitative Portfolio, Advanced Series Trust - AST Goldman Sachs Multi-Asset Portfolio, Advanced Series Trust - AST Parametric Emerging Markets Equity Portfolio, Advisors Inner Circle Fund - Acadian Emerging Markets Portfolio, Alaska Permanent Fund, Alliancebernstein Delaware Business Trust - Alliancebernstein International All-Country Passive Series, Allianz Variable Insurance Products Trust, American Airlines,Inc.Master Fixed Benefit Pension Trust, American Beacon Acadian Emerging Markets Managed Volatility Fund, AT&T Union Welfare Benefit Trust, AZL Blackrock Global Allocation Fund, Bellsouth Corporation RFA Veba Trust, Blackrock CDN MSCI Emerging Markets Index Fund, Blackrock Global Allocation Fund, Inc., Blackrock Global Allocation Portfolio Of Blackrock Series Fund, Inc., Blackrock Global Allocation V.I. Fund Of Blackrock Variable Series Funds, Inc., Blackrock Institutional Trust Company, N.A., Blackrock Multi-Asset Income Portfolio Of Blackrock Funds II, BMO MSCI Emerging Markets Index ETF, Brandes Canada Emerging Markets Equity Unit Trust, Brandes Institutional Equity Trust, Brandes Investment Funds Public Limited Company / Brandes Emerging Markets Equities Fund, Brandes Investment Partners, LP 401(K) Plan, Brunei Investment Agency, Caisse De Depot Et Placement Du Quebec, California Public Employees Retirement System, Canada Pension Plan Investment Board, Catholic Health Initiatives, CF DV Emerging Markets Stock Index Fund, Chang HWA Commercial Bank, Ltd., as master custodian for Nomura Brazil Fund, CIBC Emerging Markets Index Fund, CIBC Latin American Fund, City Of New York Group Trust, Commonwealth Superannuation Corporation, Deutsche X-Trackers MSCI All World Ex Us Hedged Equity ETF, Dreyfus Opportunity Funds - Dreyfus Strategic Beta Emerging Markets Equity Fund, Eaton Vance Collective Investment Trust For Employee Benefit Plans - Emerging Markets Equity Fund, Eaton Vance Hexavest Emerging Markets Equity Fund, Egshares EM Core Ex-China ETF, Emerging Markets Equity Index Master Fund, Emerging Markets Equity Index Plus Fund, Emerging Markets Ex-Controversial Weapons Equity Index Fund B, Emerging Markets Index Non-Lendable Fund, Emerging Markets Index Non-Lendable Fund B, Emerging Markets Sudan Free Equity Index Fund, Employees Retirement System Of The State Of Hawaii, Environment

Agency Active Pension Fund, Evangelical Lutheran Church In America Board Of Pensions, Fidelity Global Intrinsic Value Investment Trust, Fidelity International Disciplined Equity Fund, Fidelity Investment Trust: Latin America Fund, Fidelity Latin America Fund, Fidelity Salem Street Trust: Fidelity Series Global Ex U.S. Index Fund, Fidelity Salem Street Trust: Spartan Emerging Markets Index Fund, Fidelity Salem Street Trust: Spartan Global Ex U.S. Index Fund, First Trust Bick Index Fund, First Trust Brazil Alphadex Fund, Future Fund Board Of Guardians, GMAM Group Pension Trust III, GMO Alpha Only Fund, A Series Of GMO Trust, Gmo Global Real Return (Ucits) Fund, A Sub-Fund Of GMO Funds Plc,  IBM 401(K) Plus Plan, Illinois State Board Of Investment, Invesco Macro International Equity Fund, Invesco Macro Long/Short Fund, Ishares MSCI ACWI ETF, Ishares MSCI Acwi Ex U.S. Etf, Ishares MSCI Brazil Capped Etf, Ishares Msci Bric Etf, Ishares Msci Emerging Markets Etf, Japan Trustee Services Bank, Ltd. Re: Stb Daiwa Emerging Equity Fundamental Index Mother Fund, Japan Trustee Services Bank, Ltd. Smtb Emerging Equity Mother Fund, John Hancock Emerging Markets Equity Fund, John Hancock Funds Ii Strategic Equity Allocation Fund, John Hancock Variable Insurance Trust International Equity Index Trust B, Legal And General Assurance (Pensions Management) Ltd., Legal And General Assurance (Pensions Management) Ltd., Legal And General Assurance (Pensions Management) Ltd., Legal And General Assurance (Pensions Management) Ltd., Legal And General Assurance (Pensions Management) Ltd., Legal And General Assurance (Pensions Management) Ltd., Legal And General Assurance (Pensions Management) Ltd., Legal And General Assurance (Pensions Management) Ltd., Legal And General Assurance Society Limited, Lvip Blackrock Emerging Markets Rpm Fund, Mainstay Vp Emerging Markets Equity Portfolio, Managed Pension Funds Limited, Managed Pension Funds Limited, Managed Pension Funds Limited, Managed Pension Funds Limited, March Fund - March Global Equity Fund, Massmutual Premier Strategic Emerging Markets Fund, Mellon Bank N.A Employee Benefit Collective Investment Fund Plan, Mercer Emerging Markets Equity Fund, Mercer Qif Fund Plc, Microsoft Global Finance, Mml Strategic Emerging Markets Fund, National Council For Social Security Fund, National Council For Social Security Fund, National Council For Social Security Fund, National Westminster Bank Plc As trustee for Jupiter Global Emerging  Markets Fund, National Westminster Bank Plc As trustee for Legal & General Global Equity Index Fund, National Westminster Bank Plc As trustee for Legal And General Global Emerging Markets Index Fund, National Westminster Bank Plc As trustee for The Legal & General International Index Trust, Northern Emerging Markets Equity Fund, Northern Trust Collective All Country World Index (Acwi) Ex-Us Fund-Lending, Northern Trust Collective Emerging Markets Index Fund-Lending, Northern Trust Investment Funds Plc, Ntgi - Qm Common Daily All Country World Ex-Us Equity Index Fund – Lending, Ntgi - Qm Common Daily All Country World Ex-Us Investable Market Index Fund – Lending, Ntgi - Qm Common Daily Emerging Markets Equity Index Fund – Lending, Ntgi - Qm Common Daily Emergingmarkets Equity Index Fund-Non Lending, Ntgi - Quantitative Management Collective Funds Trust, Nzam Em8 Equity Passive Fund,

Ontario Pension Board, Ontario Teachers Pension Plan Board, Panagora Diversified Risk Multi-Asset Fund, Ltd, Pf Emerging Markets Fund, Pictet - Emerging Markets Index, Pictet Funds S.A Re: Pi(Ch)-Emerging Markets Tracker, Poplar Tree Fund Of American Investment Trust, Powershares Ftse Rafi Emerging Markets Portfolio, Powershares S&P Emerging Markets High Beta Portfolio, Public Employee Retirement System Of Idaho, Public Sector Pension Investment Board, Pyramis Global Ex U.S. Index Fund Lp, Pyramis Group Trust For Employee Benefit Plans, Pyramis Select Emerging Markets Equity Trust, Qs Batterymarch Emerging Markets Fund, Raytheon Company Master Trust, Schwab Emerging Markets Equity Etf, Schwab Fundamental Emerging Markets Large Company Index Etf, Schwab Fundamental Emerging Markets Large Company Index Fund, Skagen Kon-Tiki Verdipapirfond, South Dakota Retirement System, Southern Ca Edison Co Nuclear Fac Qual Cpuc Decom M T For San Onofre And Palo Verde Nuc Gen Station, Ssga Msci Brazil Index Non-Lending Qp Common Trust Fund, State Of Minnesota State Employees Retirement Plan, State Of New Jersey Common Pension Fund D, State Of Oregon, State Of Winsconsin Investment Board Master Trust, State Street Bank And Trust Company Investment Funds For Tax Exempt Retirement Plans, State Street Bank And Trust Company Investment Funds For Tax Exempt Retirement Plans, Stichting Pggm Depositary, Sunsuper Pooled Superannuation Trust, Td Emerald Hedged All Country World Index Equity Pooled Fund Trust, Teacher Retirement System Of Texas, Teachers Retirement System Of The State Of Illinois, Teachers Retirement System Of The State Of Illinois, The Bank Of Korea, The California Endowment, The California State Teachers Retirement System, The California State Teachers Retirement System, The Chicago Public School Teachers Pension And Retirement Fund, The Ge Uk Pension Common Investment Fund, The Government Of The Province Of Alberta, The Government Of The Province Of Alberta, The Hospital Authority Provident Fund Scheme, The Illinois Municipal Employees Retirement Fund, The Monetary Authority Of Singapore, The Nomura Trust And Banking Co., Ltd. Re: Int. Emerging Stock Index Msci Emerging No Hedge Mother, The Nomura Trust And Banking Co., Ltd. Re: Nippon Comgest Emerging Markets Mother Fund, The Pension Reserves Investment Management Board, The Seventh Swedish National Pension Fund - Ap 7 Equity Fund, The United Nations For And On Behalf Of Participants And Beneficiaries Of The United Nations Joint Staff Pension Fund, The Walt Disney Company Retirement Plan Master Trust, Trilogy Investment Funds Plc, Trust & Custody Services Bank, Ltd. As Trustee For Comgest Emerging Equity Fund, Trust & Custody Services Bank, Ltd. Re: Emerging Equity Passive Mother Fund, Uaw Retiree Medical Benefits Trust, Ups Group Trust, Usaa Emerging Markets Fund, Utah State Retirement Systems, Vanguard Emerging Markets Stock Index Fund, Vanguard Ftse All-World Ex-Us Index Fund, A Series Of Vanguard International Equity Index Funds, Vanguard Funds Public Limited Company, Vanguard Funds Public Limited Company, Vanguard Total World Stock Index Fund, A Series Of Vanguard International Equity Index Funds, Virginia Retirement System, Washington State Investment Board, West Virginia Investment Management Board., represented by Citibank N.A.

Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76.

Marcelo Acerbi de Almeida

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 9, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.